FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of December 2007.

Total number of pages: 37

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. INTERIM FINANCIAL STATEMENTS (U.S. GAAP)
(U.S. GAAP) RESULTS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2007 (Unaudited)
(FROM APRIL 1, 2007 TO SEPTEMBER 30, 2007)
CONSOLIDATED

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 17, 2007
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Senior General Manager, Investor Relations

NEWS RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

FOR IMMEDIATE RELEASE

Contact:
Hiroshi Toriba
Senior General Manager
Investor Relations
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

INTERIM FINANCIAL STATEMENTS (U.S. GAAP)

(U.S. GAAP) RESULTS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2007 (Unaudited)

(FROM APRIL 1, 2007 TO SEPTEMBER 30, 2007)

CONSOLIDATED

Released on December 17, 2007

NIDEC CORPORATION

338 Kuzetonoshiro-cho,

Minami-ku, Kyoto 601-8205 Japan

CONSOLIDATED FINANCIAL RESULTS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2007 (U.S. GAAP, unaudited)

  CONSOLIDATED STATEMENTS OF INCOME

	Yen in millions		U.S. dollars in thousands
	(except per share amounts) For the six months ended September 30

	2006	2007	2007
Net sales	¥ 299,837	¥ 362,701	$ 3,142,173
Operating income	32,046	34,076	295,209
Income before provision for income taxes	32,661	31,506	272,945
Net income	20,776	20,357	176,358
Per share data
Net income
－Basic	¥ 143.65	¥ 140.50	$ 1.22
－Diluted	¥ 139.59	¥ 136.66	$ 1.18

  CONSOLIDATED BALANCE SHEETS

	2007
	March 31	September 30	September 30
Current assets	¥ 338,662	¥ 354,266	$ 3,069,098
Investments	23,999	23,365	202,417
Property, plant, equipment and others	299,962	307,381	2,662,921
Total assets	662,623	685,012	5,934,436
Current liabilities	235,369	234,422	2,030,858
Long-term liabilities	55,785	58,810	509,486
Total liabilities	291,154	293,232	2,540,344
Minority interest in consolidated subsidiaries	66,453	70,256	608,646
Shareholders’ equity	305,016	321,524	2,785,446
Total liabilities and shareholders’ equity	¥ 662,623	¥ 685,012	$ 5,934,436

  CONSOLIDATED STATEMENTS OF CASH FLOWS

	Yen in millions		U.S. dollars in thousands
	For the six months ended September 30
	2006	2007	2007
Net cash provided by operating activities	¥ 29,630	¥ 37,339	$ 323,477
Net cash used in investing activities	(24,159)	(26,421)	(228,892)
Net cash used in financing activities	(21,697)	(19,797)	(171,506)
Effect of exchange rate changes on cash and cash equivalents	254	(561)	(4,860)

Net decrease in cash and cash equivalents	(15,972)	(9,440)	(81,781)
Cash and cash equivalents at beginning of period	92,079	88,784	769,159

Cash and cash equivalents at end of period	¥ 76,107	¥ 79,344	$ 687,378

Cautionary Note Regarding Forward-Looking Statements

This report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our business, our industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “seek”, “estimate,” “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of our financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. We cannot promise that our expectations expressed in these forward-looking statements will turn out to be correct. Our actual results could be materially different from and worse than our expectations as a result of various factors, including, but not limited to, (i) our ability to design, develop, mass produce and win acceptance of our products, particularly those that use fluid dynamic bearing motor technology, which are offered in highly competitive markets characterized by continual new products introduction and rapid technological development, (ii) general economic conditions in the computer, information technology and related product markets, particularly in the level of consumer spending, (iii) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar and other currencies in which we make significant sales or in which our assets and liabilities are denominated, (iv) our ability to acquire and successfully integrate companies or businesses with complementary technologies and product lines, including, for example, the motors and actuators business of Valeo S.A. (France), which we acquired in December 2006, and (v) adverse changes in laws, regulations or economic policies in any of the countries where we have manufacturing operations, especially China.

As used in this document, references to “we,” ”our” and “us” are to Nidec Corporation and, except as the context otherwise requires, its consolidated subsidiaries; “U.S. dollar” or “$” means the lawful currency of the United States of America, and “yen” or “¥” means the lawful currency of Japan; and “U.S. GAAP” means accounting principles generally accepted in the United States, and “Japanese GAAP” means accounting principles generally accepted in Japan.

Results of Operations — Six Months Ended September 30, 2007 Compared to Six Months Ended September 30, 2006

Net Sales

	(Yen in millions) For the six months ended September 30
	2006	2007	Inc/Dec	%
Net sales:
Small precision motors:
Hard disk drive spindle motors	¥ 93,001	¥ 108,103	¥ 15,102	16.2%
Other small precision brushless DC motors	36,748	45,609	8,861	24.1
Brushless DC fans	19,123	24,172	5,049	26.4
Other small precision motors *	3,629	10,423	6,794	187.2

Sub-total	152,501	188,307	35,806	23.5
Mid-size motors	22,285	47,673	25,388	113.9
Machinery	43,730	34,969	(8,761)	(20.0)
Electronic and optical components	68,514	79,107	10,593	15.5
Others	12,807	12,645	(162)	(1.3)

Consolidated total	¥ 299,837	¥ 362,701	¥ 62,864	21.0%

*1 “Small precision brush DC motors” was changed to “Other small precision motors” from the beginning of this year because the diversity of the products increased.

Our net sales increased ¥62,864 million, or 21.0%, from ¥299,837 million for the six months ended September 30, 2006 to ¥362,701 million for the six months ended September 30, 2007. This increase was due to the impact of the newly consolidated subsidiaries and our efforts in all business segments to meet the demands of the market in term of technology and pricing. Net sales of Fujisoku Corporation, which was consolidated beginning November 2006, is included in “Electronic and optical components”. Nidec Motors & Actuators and its group companies, which were consolidated beginning December 2006 are included in “Mid-size motors”. Brilliant Manufacturing Limited and its subsidiaries, which were consolidated beginning February 2007, are included in “Small precision motors”. Japan Servo Co., Ltd. and its subsidiaries, which were newly consolidated beginning April 2007, are included in “Small precision motors”.

We continued to make efforts in all business segments to meet the demands of the market in terms of quality, cost and delivery time. Our core business, small precision motors, continued to grow toward the end of six months ended September 30, 2007. Net sales of small precision motors for the six months ended September 30, 2007 increased compared to the same period of the previous fiscal year. In addition, net sales of mid-size motors and electronic and optical components for the six months ended September 30, 2007 increased compared to the same period of the previous fiscal year.

Our core business, small precision motors, including hard disk drives spindle motors, increased ¥35,806 million, or 23.5%, from ¥152,501 million for the six months ended September 30, 2006 to ¥188,307 million for the six months ended September 30, 2007. Net sales of mid-size motors increased ¥25,388 million, or 113.9%, from ¥22,285 million for the six months ended September 30, 2006 to ¥47,673 million for the six months ended September 30, 2007. Net sales of machinery decreased ¥8,761 million, or 20.0%, from ¥43,730 million for the six months ended September 30, 2006 to ¥34,969 million for the six months ended September 30, 2007. Net sales of electronic and optical components increased ¥10,593 million, or 15.5%, from ¥68,514 million for the six months ended September 30, 2006 to ¥79,107 million for the six months ended September 30, 2007. Net sales of others decreased ¥162 million, or 1.3%, from ¥12,807 million for the six months ended September 30, 2006 to ¥12,645 million for the six months ended September 30, 2007.

Net sales of hard disk drives spindle motors increased ¥15,102 million, or 16.2%, from ¥93,001 million for the six months ended September 30, 2006 to ¥108,103 million for the six months ended September 30, 2007. Sales volume of hard disk drives spindle motors increased by 12.4 % compared to the same period of the previous fiscal year. This increase was primary due to an increase in net sales of 2.5-inch and 3.5-inch motors. Sales volume of 2.5-inch and 3.5-inch motors increased by 20.5 % and 10.4% compared to the same period of the previous fiscal year, respectively.

Net sales of hard disk drives spindle motors accounted for 31.0% of total net sales for the six months ended September 30, 2006 and 29.8% of total net sales for the six months ended September 30, 2007.

Net sales of other small precision brushless DC motors increased ¥8,861 million, or 24.1%, from ¥36,748 million for the six months ended September 30, 2006 to ¥45,609 million for the six months ended September 30, 2007. Excluding the contribution from newly consolidated companies, net sales of other small precision brushless DC motors increased ¥4,273 million or 11.6%, from ¥36,748 million for the six months ended September 30, 2006 to ¥41,021 million for the six months ended September 30, 2007.This increase was primarily due to an increase in net sales of stepping motors and brushless DC motors for optical disk drives.

Net sales of other small precision brushless DC motors accounted for 12.3% of total net sales for the six months ended September 30, 2006 and 12.6% of total net sales for the six months ended September 30, 2007.

Net sales of brushless DC fans increased ¥5,049 million, or 26.4%, from ¥19,123 million for the six months ended September 30, 2006 to ¥24,172 million for the six months ended September 30, 2007. Excluding contribution from the newly consolidated companies, net sales of brushless DC fans increased ¥1,650 million or 8.6%, from ¥19,123 million for the six months ended September 30, 2006 to ¥20,773 million for the six months ended September 30, 2007. This increase was primarily due to an increase in sales of cooling fans for MPUs and game machines.

Net sales of brushless DC fans accounted for 6.4% of total net sales for the six months ended September 30, 2006 and 6.7% of total net sales for the six months ended September 30, 2007.

Net sales of other small precision motors increased ¥6,794 million, or 187.2%, from ¥3,629 million for the six months ended September 30, 2006 to ¥10,423 million for the six months ended September 30, 2007. This increase was primarily due to an increase in the contribution from newly consolidated companies. Excluding this contribution, net sales of other small precision motors decreased slightly ¥244 million or 6.7%, from ¥3,629 million for the six months ended September 30, 2006 to ¥3,385 million for the six months ended September 30, 2007.

Net sales of other small precision motors accounted for 1.2% of total net sales for the six months ended September 30, 2006 and 2.9% of total net sales for the six months ended September 30, 2007.

Net sales of mid-size motors increased ¥25,388 million, or 113.9%, from ¥22,285 million for the six months ended September 30, 2006 to ¥47,673 million for the six months ended September 30, 2007. Excluding the contribution from newly consolidated companies, net sales of mid-size motors increased ¥6,701 million or 30.1%, from ¥22,285 million for the six months ended September 30, 2006 to ¥28,986 million for the six months ended September 30, 2007. This increase was primarily due to an increase in net sales of motors for home appliances and power steering systems.

Net sales of mid-size motors accounted for 7.4% of our total net sales for the six months ended September 30, 2006 and 13.1% of total net sales for the six months ended September 30, 2007.

Net sales of machinery decreased ¥8,761 million, or 20.0%, from ¥43,730 million for the six months ended September 30, 2006 to ¥34,969 million for the six months ended September 30, 2007. Net sales of machinery such as industrial robots, semiconductor manufacturing equipment and high-speed pressing machines decreased due to a lower demand from decreased capital investment by our customers.

Net sales of machinery accounted for 14.6% of our total net sales for the six months ended September 30, 2006 and 9.6% of total net sales for the six months ended September 30, 2007.

Net sales of electronic and optical components increased ¥10,593 million, or 15.5%, from ¥68,514 million for the six months ended September 30, 2006 to ¥79,107 million for the six months ended September 30, 2007. Excluding the contribution from newly consolidated companies, net sales of electronic and optical components increased ¥6,831 million or 10.0%, from ¥68,514 million for the six months ended September 30, 2006 to ¥75,345 million for the six months ended September 30, 2007. This increase was primarily due to an increase in net sales of optical component such as shutters for digital cameras and mobile phones.

Net sales of electronic and optical components accounted for 22.9% of our total net sales for the six months ended September 30, 2006 and 21.8% of total net sales for the six months ended September 30, 2007.

Net sales of other products decreased ¥162 million, or 1.3%, from ¥12,807 million for the six months ended September 30, 2006 to ¥12,645 million for the six months ended September 30, 2007. This decrease was primarily due to a decrease in net sales of pivot assemblies.

Net sales of other products accounted for 4.3% of total net sales for the six months ended September 30, 2006 and 3.5% of total net sales for the six months ended September 30, 2007.

Cost of Products Sold

Our cost of products sold increased ¥56,477 million, or 24.5%, from ¥230,075 million for the six months ended September 30, 2006 to ¥286,552 million for the six months ended September 30, 2007. Excluding the contribution from newly consolidated companies, our cost of products sold increased ¥22,243 million, or 9.7% from ¥230,075 million for the six months ended September 30, 2006 to ¥252,318 million for the six months ended September 30, 2007.This increase was primarily due to increase in sales volume, a delay in cost efficiency improvements and a negative impact from changes in exchange rates.

As a percentage of net sales, our cost of products sold increased from 76.7% for the six months ended September 30, 2006 to 79.0% for the six months ended September 30, 2007.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses increased ¥4,917 million, or 22.3%, from ¥22,028 million for the six months ended September 30, 2006 to ¥26,945 million for the six months ended September 30, 2007. This increase was primarily due to an increase in the contribution from newly consolidated companies. Excluding this contribution, our selling, general and administrative expenses increased slightly ¥1,168 million, or 5.3% from ¥22,028 million for the six months ended September 30, 2006 to ¥23,196 million for the six months ended September 30, 2007.

As a percentage of net sales, our selling, general and administrative expenses remained unchanged at 7.4% for the six months ended September 30, 2007, compared to the same period of the previous fiscal year.

Research and Development Expenses

Our research and development expenses decreased ¥560 million, or 3.6%, from ¥15,688 million for the six months ended September 30, 2006 to ¥15,128 million for the six months ended September 30, 2007. Excluding the contribution from newly consolidated companies, our research and development expenses decreased ¥1,986 million, or 12.7% from ¥15,688 million for the six months ended September 30, 2006 to ¥13,702 million for the six months ended September 30, 2007. This decrease was primarily due to a decrease in research and development expenses related to mid-sized motors due to the commencement of mass production.

As a percentage of net sales, our research and development expenses decreased from 5.2% for the six months ended September 30, 2006 to 4.2% for the six months ended September 30, 2007.

Operating Income

As a result of the foregoing, our operating income increased ¥2,030 million, or 6.3%, from ¥32,046 million for the six months ended September 30, 2006 to ¥34,076 million for the six months ended September 30, 2007.

As a percentage of net sales, our operating income decreased from 10.7% for the six months ended September 30, 2006 to 9.4% for the six months ended September 30, 2007.

Other Income (Expense)

We had other income in the amount of ¥615 million for the six months ended September 30, 2006, while we incurred other expense in the amount of ¥2,570 million for the six months ended September 30, 2007.

Interest expense increased ¥525 million from ¥996 million for the six months ended September 30, 2006 to ¥1,521 million for the six months ended September 30, 2007 due to an increase in short-term borrowings and the applicable interest rate.

We had foreign exchange gain in the amount of ¥695 million for the six months ended September 30, 2006, while we incurred foreign exchange loss in the amount of ¥1,742 million for the six months ended September 30, 2007. The exchange rate was ¥117.90 per U.S. dollar as of September 30, 2006 and ¥117.47 per U.S. dollar as of March 31, 2006 appreciating of yen to ¥115.43 per U.S. dollar as of September 30, 2007 and ¥118.05 per U.S. dollar as of March 31, 2007.

Income before Provision for Income Taxes

As a result of the foregoing, our income before provision for income taxes decreased ¥1,155 million, or 3.5%, from ¥32,661 million for the six months ended September 30, 2006 to ¥31,506 million for the six months ended September 30, 2007.

Provision for Income Taxes

Our provision for income taxes increased ¥1,116 million, or 15.7%, from ¥7,107 million for the six months ended September 30, 2006 to ¥8,223 million for the six months ended September 30, 2007.The estimated effective income tax rate for the six months ended September 30, 2007 was higher compared to the corresponding prior period. This was mainly due to the net impact of increases in tax benefits in foreign subsidiaries and valuation allowance against the losses of the subsidiaries newly acquired around the end of the previous fiscal year.

Minority Interest in Income of Consolidated Subsidiaries

Our minority interest in income of consolidated subsidiaries decreased ¥1,884 million, or 39.4%, from ¥4,785 million for the six months ended September 30, 2006 to ¥2,901 million for the six months ended September 30, 2007. This decrease was primarily due to a decrease in income of group companies such as Nidec Sankyo Corporation and certain subsidiaries.

Equity in Net Income of Affiliated Companies

We had equity in net income of affiliated companies in the amount of ¥7 million for the six months ended September 30, 2006, while we incurred equity in net loss of affiliated companies in the amount of ¥25 million for the six months ended September 30, 2007.

Net Income

As a result of the foregoing, our net income decreased ¥419 million, or 2.0%, from ¥20,776 million for the six months ended September 30, 2006 to ¥20,357 million for the six months ended September 30, 2007.

Segment Information

Based on the applicable criteria set forth in the Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS No. 131”), we have sixteen reportable operating segments on which we report in our consolidated financial statements. These reportable operating segments are legal entities. One of them is Nidec Corporation, while the others are Nidec’s fifteen consolidated subsidiaries: Nidec Electronics (Thailand) Co., Ltd., Nidec (Zhejiang) Corporation, Nidec (Dalian) Limited, Nidec Singapore Pte. Ltd., Nidec (H.K.) Co., Ltd., Nidec Philippines Corporation, Nidec Sankyo Corporation, Nidec Copal Corporation, Nidec Tosok Corporation, Nidec Copal Electronics Corporation, Japan Servo Co., Ltd., Nidec Shibaura Corporation, Nidec-Shimpo Corporation, Nidec Motors & Actuators, and Nidec Nissin Corporation. For the information required by SFAS No. 131, see Note 11 to our consolidated financial statements included in this release.

Nidec acquired all of the voting rights of the Motors & Actuators business of Valeo S.A., France in December 2006, and acquired a majority of the voting rights of Japan Servo Co., Ltd. in April 2007. As the materiality of these segments increased, Nidec Motors & Actuators has been identified as a reportable operating segment since the three months ended June 30, 2007 and Japan Servo has been identified as a reportable operating segment since the six months ended September 30, 2007.

We evaluate our financial performance based on segmental profit and loss, which consists of sales and operating revenues less operating expenses. Segmental profit or loss is determined using the accounting principles in the segment’s country of domicile. Nidec Corporation, Nidec Sankyo Corporation, Nidec Copal Corporation, Nidec Tosok Corporation, Nidec Copal Electronics Corporation, Japan Servo Co., Ltd., Nidec Shibaura Corporation, Nidec-Shimpo Corporation and Nidec Nissin Corporation apply Japanese GAAP. Nidec Electronics (Thailand) Co., Ltd. applies Thai accounting principles. Nidec (Zhejiang) Corporation and Nidec (Dalian) Limited apply Chinese accounting principles. Nidec Singapore Pte. Ltd. applies Singaporean accounting principles. Nidec (H.K.) Co., Ltd. applies Hong Kong accounting principles, and Nidec Philippines Corporation applies Philippine accounting principles. Nidec Motors & Actuators applies mainly International Financial Reporting Standards (“IFRS”). Therefore our segmental data has not been prepared under U.S. GAAP on a basis that is consistent with our consolidated financial statements or on any other single basis that is consistent among segments. While there are several differences between U.S. GAAP and the underlying accounting principles used by the operating segments, the principal differences that affect segmental operating profit or loss are accounting for pension and severance costs, directors’ bonuses and leases. We believe that the monthly segmental information is available on a timely basis and that it is sufficiently accurate at the segment profit and loss level for us to manage our business.

The first of the following two tables shows revenues from external customers and other operating segments by reportable operating segment for the six months ended September 30, 2006 and 2007. The second table shows operating profit or loss by reportable operating segment, which includes intersegment revenues, for the six months ended September 30, 2006 and 2007:

	Six months ended September 30
	2006	2007	2007
	(Yen in millions and U.S. dollars in thousands)
Nidec
External revenues	¥ 42,297	¥ 47,435	$ 410,942
Intersegment revenues	46,738	48,324	418,643

Sub total	89,035	95,759	829,585
Nidec Electronics (Thailand)
External revenues	29,663	43,272	374,877
Intersegment revenues	10,569	15,241	132,037

Sub total	40,232	58,513	506,914
Nidec (Zhejiang)
External revenues	7,273	7,397	64,082
Intersegment revenues	2,620	4,738	41,047

Sub total	9,893	12,135	105,129
Nidec (Dalian)
External revenues	1,952	2,167	18,773
Intersegment revenues	24,331	24,073	208,551

Sub total	26,283	26,240	227,324
Nidec Singapore
External revenues	27,315	21,887	189,613
Intersegment revenues	35	89	771

Sub total	27,350	21,976	190,384
Nidec (H.K.)
External revenues	15,716	19,102	165,486
Intersegment revenues	2,220	1,898	16,443

Sub total	17,936	21,000	181,929
Nidec Philippines
External revenues	2,555	2,668	23,114
Intersegment revenues	20,044	22,017	190,739

Sub total	22,599	24,685	213,853
Nidec Sankyo
External revenues	35,217	27,753	240,431
Intersegment revenues	6,719	6,951	60,218

Sub total	41,936	34,704	300,649
Nidec Copal
External revenues	30,266	31,795	275,448
Intersegment revenues	4,571	3,040	26,336

Sub total	¥ 34,837	¥ 34,835	$ 301,784

	Six months ended September 30
	2006	2007	2007
	(Yen in millions and U.S. dollars in thousands)
Nidec Tosok
External revenues	¥ 10,879	¥ 12,117	$ 104,973
Intersegment revenues	208	164	1,421

Sub total	11,087	12,281	106,394
Nidec Copal Electronics
External revenues	10,247	10,270	88,972
Intersegment revenues	1,512	1,893	16,400

Sub total	11,759	12,163	105,372
Japan Servo
External revenues	-	12,130	105,085
Intersegment revenues	-	1,757	15,221

Sub total	-	13,887	120,306
Nidec Shibaura
External revenues	7,540	8,665	75,067
Intersegment revenues	1,264	1,796	15,559

Sub total	8,804	10,461	90,626
Nidec-Shimpo
External revenues	5,236	5,469	47,379
Intersegment revenues	1,218	1,252	10,846

Sub total	6,454	6,721	58,225
Nidec Motors & Actuators
External revenues	-	18,694	161,951
Intersegment revenues	-	40	347

Sub total	-	18,734	162,298
Nidec Nissin
External revenues	5,231	5,178	44,858
Intersegment revenues	386	435	3,769

Sub total	5,617	5,613	48,627
All Others
External revenues	66,207	84,984	736,238
Intersegment revenues	99,896	117,888	1,021,293

Sub total	166,103	202,872	1,757,531
Total
External revenues	297,594	360,983	3,127,289
Intersegment revenues	222,331	251,596	2,179,641

Adjustments (*)	2,243	1,718	14,884
Intersegment elimination	(222,331)	(251,596)	(2,179,641)

Consolidated total (net sales)	¥ 299,837	¥ 362,701	$ 3,142,173

(*) See Note 11 to the unaudited interim consolidated financial statements.

	Six months ended September 30
	2006	2007	2007
	(Yen in millions and U.S. dollars in thousands)
Segment profit or loss:
Nidec	¥ 5,627	¥ 6,937	$ 60,097
Nidec Electronics (Thailand)	5,291	4,926	42,675
Nidec (Zhejiang)	32	725	6,281
Nidec (Dalian)	2,132	2,661	23,053
Nidec Singapore	821	627	5,432
Nidec (H.K.)	185	271	2,348
Nidec Philippines	1,634	2,376	20,584
Nidec Sankyo	4,796	2,114	18,314
Nidec Copal	1,643	1,608	13,931
Nidec Tosok	760	710	6,151
Nidec Copal Electronics	1,576	1,466	12,700
Japan Servo	-	266	2,304
Nidec Shibaura	33	(4)	(35)
Nidec-Shimpo	579	578	5,007
Nidec Motors & Actuators	-	132	1,144
Nidec Nissin	252	245	2,122
All Others	6,869	9,980	86,460

Total	32,230	35,618	308,568

Adjustments (*)	(184)	(1,542)	(13,359)

Consolidated total	¥ 32,046	¥ 34,076	$ 295,209

(*) See Note 11 to the unaudited interim consolidated financial statements.

Net sales of Nidec Corporation increased ¥6,724 million, or 7.6%, from ¥89,035 million for the six months ended September 30, 2006 to ¥95,759 million for the six months ended September 30, 2007. External revenues of Nidec Corporation increased ¥5,138 million, or 12.1%, from ¥42,297 million for the six months ended September 30, 2006 to ¥47,435 million for the six months ended September 30, 2007. This increase resulted primarily from an increase in net sales in our core business, hard disk drives spindle motors, reflecting strong demand in the IT industry and consumer electronics. This also resulted from an increase in sales of hard disk drives spindle motors as a result of a transfer of a large customer from Singapore to China, sales to which were previously made through Nidec Singapore Pte. Ltd., but are now made through direct transactions with Nidec Corporation. Intersegment revenues of Nidec Corporation increased ¥1,586 million, or 3.4%, from ¥46,738 million for the six months ended September 30, 2006 to ¥48,324 million for the six months ended September 30, 2007. This increase resulted primarily from an increase in sales of mid-size motors for automobiles. Operating profit of Nidec Corporation increased ¥1,310 million, or 23.3%, from ¥5,627 million for the six months ended September 30, 2006 to ¥6,937 million for the six months ended September 30, 2007. This increase was due primarily to the increase in net sales of hard disk drives spindle motors and in royalty fees from subsidiary companies.

Net sales of Nidec Electronics (Thailand) Co., Ltd. increased ¥18,281 million, or 45.4%, from ¥40,232 million for the six months ended September 30, 2006 to ¥58,513 million for the six months ended September 30, 2007 due primarily to an increase in sales volume of hard disk drives spindle motors and the change of the exchange rate. Operating profit decreased ¥365 million, or 6.9%, from ¥5,291 million for the six months ended September 30, 2006 to ¥4,926 million for the six months ended September 30, 2007. This decrease resulted primarily from a delay in utility of cost reduction in production relative to declines in sales prices.

Net sales of Nidec (Zhejiang) Corporation increased ¥2,242 million, or 22.7%, from ¥9,893 million for the six months ended September 30, 2006 to ¥12,135 million for the six months ended September 30, 2007. This increase was mainly a result of a transfer of a large customer from Singapore to China. Operating profit increased ¥693 million from ¥32 million for the six months ended September 30, 2006 to ¥725 million for the six months ended September 30, 2007, due primarily to a shift in the business from assembling motors to manufacturing of motors with higher margins.

Net sales of Nidec (Dalian) Limited decreased ¥43 million, or 0.2%, from ¥26,283 million for the six months ended September 30, 2006 to ¥26,240 million for the six months ended September 30, 2007. This decrease was due primarily to a decrease in customer demand for brushless DC fans. However, operating profit increased ¥529 million, or 24.8%, from ¥2,132 million for the six months ended September 30, 2006 to ¥2,661 million for the six months ended September 30, 2007. The major reason for this increase was an increase in sales of high margin product, and an accompanying change in product mix as compared to the same period of the previous fiscal year.

Net sales of Nidec Singapore Pte. Ltd. decreased ¥5,374 million, or 19.6%, from ¥27,350 million for the six months ended September 30, 2006 to ¥21,976 million for the six months ended September 30, 2007, resulting primarily from a decrease in sales of hard disk drives spindle motors to a main customer, which transferred from Singapore to China. Operating profit decreased ¥194 million, or 23.6%, from ¥821million for the six months ended September 30, 2006 to ¥627 million for the six months ended September 30, 2007. This was due primarily to drop in sales volume of hard disk drives spindle motors and decrease in sales of pivot assemblies with higher margins.

Net sales of Nidec (H.K.) Co., Ltd. increased ¥3,064 million, or 17.1%, from ¥17,936 million for the six months ended September 30, 2006 to ¥21,000 million for the six months ended September 30, 2007. This was due primarily to an increase in sales of hard disk drives spindle motors, small precision brushless DC motors and brushless DC fans to new customers. Operating profit of Nidec (H.K.) Co., Ltd. increased ¥86 million, or 46.5%, from ¥185 million for the six months ended September 30, 2006 to ¥271 million for the six months ended September 30, 2007. This was due to an increase in sales.

Net sales of Nidec Philippines Corporation increased ¥2,086 million, or 9.2%, from ¥22,599 million for the six months ended September 30, 2006 to ¥24,685 million for the six months ended September 30, 2007. The major reason for this increase was an increase in sales of hard disk drives spindle motors to large customers, reflecting strong demand. Operating profit increased ¥742 million, or 45.4%, from ¥1,634 million for the six months ended September 30, 2006 to ¥2,376 million for the six months ended September 30, 2007. This was due to some production-related cost reduction.

Net sales of Nidec Sankyo Corporation decreased ¥7,232 million, or 17.2%, from ¥41,936 million for the six months ended September 30, 2006 to ¥34,704 million for the six months ended September 30, 2007 due to a decrease in sales of industrial robots reflecting a decrease in customer investment in the LCD panel industry. Operating profit decreased ¥2,682 million, or 55.9%, from ¥4,796 million for the six months ended September 30, 2006 to ¥2,114 million for the six months ended September 30, 2007. The major reason for this decrease was a decrease in sales of industrial robots.

Net sales of Nidec Copal Corporation decreased ¥2 million from ¥34,837 million for the six months ended September 30, 2006 to ¥34,835 million for the six months ended September 30, 2007. This was due primarily to a decrease in sales of electronic parts and system equipment such as industrial robots, despite an increase in sales of optical parts. Operating profit decreased ¥35 million, or 2.1%, from ¥1,643 million for the six months ended September 30, 2006 to ¥1,608 million for the six months ended September 30, 2007. This was due primarily to a decrease in sales of system equipments, such as card printers, with higher margins than optical parts.

Net sales of Nidec Tosok Corporation increased ¥1,194 million, or 10.8%, from ¥11,087 million for the six months ended September 30, 2006 to ¥12,281 million for the six months ended September 30, 2007. This was due primarily to an increase in sales of semiconductor fabrication equipment reflecting strong customer demand in the semiconductor industry and for automobile parts with the launching of new products. However, operating profit decreased ¥50million, or 6.6%, from ¥760 million for the six months ended September 30, 2006 to ¥710 million for the six months ended September 30, 2007 due primarily to an increase in production cost of automobile parts affected by new products.

Net sales of Nidec Copal Electronics Corporation increased ¥404 million, or 3.4%, from ¥11,759 million for the six months ended September 30, 2006 to ¥12,163 million for the six months ended September 30, 2007. This increase was primarily due to an increase in sales of actuators, reflecting firm demand in the entertainment devices industry. However, operating profit decreased ¥110 million, or 7.0%, from ¥1,576 million for the six months ended September 30, 2006 to ¥1,466 million for the six months ended September 30, 2007. This resulted primarily from increased expenditures due to an increase in salary expenses and a decrease in sales of actuators for scanners.

Net sales and operating profit of Japan Servo were ¥13,887 million and ¥266 million for the year ended September 30, 2007, respectively. Japan Servo has been consolidated since April 2007. The Japan Servo segment comprises Japan Servo Co., Ltd., a subsidiary in Japan, which primarily produces and sells DC motors, fans and other small precision motors .

Net sales of Nidec Shibaura Corporation increased ¥1,657 million, or 18.8%, from ¥8,804 million for the six months ended September 30, 2006 to ¥10,461 million for the six months ended September 30, 2007 due primarily to an increase in sales of mid-size motors for air conditioners. Nidec Shibaura Corporation had operating profit of ¥33 million for the year ended September 30, 2006 and operating loss of ¥4 million for the year ended September 30, 2007 due primarily to an increase of personnel expenses and research and development expenses.

Net sales of Nidec-Shimpo Corporation increased ¥267 million, or 4.1%, from ¥6,454 million for the six months ended September 30, 2006 to ¥6,721 million for the six months ended September 30, 2007. This was due primarily to an increase in sales of power transmission equipment and factory automation equipment. However, operating profit decreased ¥1 million from ¥579 million for the six months ended September 30, 2006 to ¥578 million for the six months ended September 30, 2007 due primarily to an increase of research and development expenses.

Net sales and operating profit of Nidec Motors & Actuators were ¥18,734 million and ¥132 million for the year ended September 30, 2007, respectively. Nidec Motors & Actuators has been consolidated since December 2006. The Nidec Motors & Actuators segment comprises Nidec Motors & Actuators (Germany) and other subsidiaries of Europe and the North America, which primarily produce and sell motors for automobiles.

Net sales of Nidec Nissin Corporation decreased ¥4 million, or 0.1%, from ¥5,617 million for the six months ended September 30, 2006 to ¥5,613 million for the six months ended September 30, 2007. This decrease was primarily due to a decrease in sales of plastic lends units as a result of decreased customer demand. Operating profit decreased ¥7 million, or 2.8%, from ¥252 million for the six months ended September 30, 2006 to ¥245 million for the six months ended September 30, 2007. This decrease was primarily due to a decline in sales prices.

Within the All Others segment, net sales increased ¥36,769 million, or 22.1% from ¥166,103 million for the six months ended September 30, 2006 to ¥202,872 million for the six months ended September 30, 2007. Operating profit also increased ¥3,111 million, or 45.3%, from ¥6,869 million for the six months ended September 30, 2006 to ¥9,980 million for the six months ended September 30, 2007. The main reason of this increase was primarily due to the expansion in sales of Nidec (Dongguan) Limited, Nidec Sankyo (H.K.) Co., Ltd. and the addition of a newly consolidated subsidiary.

Liquidity and Capital Resources

During the six months ended September 30, 2007, our total assets increased ¥22,389 million, or 3.4%, from ¥662,623 million to ¥685,012 million. Total assets of newly consolidated subsidiaries, Japan Servo Co., Ltd. and its subsidiaries (“JSRV group”) was ¥25,629 million. The increase of ¥22,389 million was mainly due to increases in trade accounts receivable, property, plant and equipment, and inventories. Trade accounts receivable and inventories increased ¥19,449 million and ¥6,037 million, respectively due mainly to the acquisition of JSRV group. Property, plant and equipment increased ¥31,582 million, mainly due to the acquisition of JSRV group and additional investments in buildings, machinery, and equipment for reinforcement of increasing production in overseas companies. On the other hand, cash and cash equivalents decreased ¥9,440 million due to the reason as mentioned below under “Cash Flows”.

Excluding the contribution of the JSRV group, our total assets decreased ¥3,240 million, or 0.5%, to ¥659,383 million.

During the six months ended September 30, 2007, our total liabilities increased ¥2,078 million, or 0.7%, from ¥291,154 million to ¥293,232 million. Total liabilities of JSRV group was ¥10,688 million. Excluding the contribution of the JSRV group, our total liabilities decreased ¥8,610 million, or 3.0%, to ¥282,544 million. The decrease of ¥8,610 million was due to a decrease in short-term borrowings of ¥7,779 million, mainly for repayments.

During the six months ended September 30, 2007, our working capital, defined as current assets less current liabilities, increased ¥16,551 million, or 16.0%, from ¥103,293 million to ¥119,844 million.

During the six months ended September 30, 2007, our total shareholders’ equity increased ¥16,508 million, or 5.4%, from ¥305,016 million to ¥321,524 million. The increase of ¥16,508 million was mainly due to increases in retained earnings of ¥15,752 million, offset by dividends paid of ¥3,618 million. As a result, the ratio of stockholders’ equity to total assets increased 0.9% from 46.0% as of March 31, 2007 to 46.9% as of September 30, 2007.

Cash Flows

Net cash provided by operating activities increased ¥7,709 million from ¥29,630 million for the six months ended September 30, 2006 to ¥37,339 million for the six months ended September 30, 2007. This was due mainly to a positive cash flow impact on operating activities resulted from an increase in operating income.

Net cash used in investing activities increased ¥2,262 million from ¥24,159 million for the six months ended September 30, 2006 to ¥26,421 million for the six months ended September 30, 2007. This was mainly due to a decrease in additions to property, plant and equipment, and an increase in sale of marketable securities compared to the previous period, which were offset by cash outflow from an acquisition of consolidated subsidiaries and payments for additional investments in subsidiaries.

Net cash used in financing activities decreased ¥1,900 million from a ¥21,697 million for the six months ended September 30, 2006 to ¥19,797 million for the six months ended September 30, 2007. This decrease was mainly due to a decrease in cash outflow from repayment of long-term debt compared to the previous period.

Our total outstanding balance of cash and cash equivalents decreased ¥9,440 million from ¥88,784 million as of March 31, 2007 to ¥79,344 million as of September 30, 2007.

NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS

ASSETS

	Yen in millions		U.S. dollars in thousands
	2007
			September 30,
	March 31	September 30	2007
		(Unaudited)	(Unaudited)
Current assets:
Cash and cash equivalents	¥ 88,784	¥ 79,344	$ 687,378
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥1,270 million as of March and ¥653 million ($5,657 thousand) as of September:
Notes	17,318	18,580	160,963
Accounts	147,014	166,463	1,442,112
Inventories:
Finished goods	26,960	31,096	269,393
Raw materials	17,324	18,717	162,150
Work in progress	16,405	16,906	146,461
Project in progress	1,212	1,280	11,089
Supplies and other	2,407	2,346	20,324
Other current assets	21,238	19,534	169,228

Total current assets	338,662	354,266	3,069,098

Marketable securities and other securities investments	21,805	21,175	183,445
Investments in and advances to affiliated companies	2,194	2,190	18,972
Property, plant and equipment:
Land	38,289	40,561	351,391
Buildings	103,325	112,701	976,358
Machinery and equipment	258,970	281,236	2,436,420
Construction in progress	13,717	11,385	98,631

	414,301	445,883	3862,800
Less - Accumulated depreciation	(207,059)	(234,474)	(2,031,309)

	207,242	211,409	1,831,491

Goodwill	67,780	71,573	620,055
Other non-current assets, net of allowance for doubtful accounts of ¥893 million in March 31, 2007 and ¥1,521 million ($13,177 thousand) in September 30, 2007	24,940	24,399	211,375

Total assets	¥ 662,623	¥ 685,012	$ 5,934,436

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS

LIABILITIES AND SHAREHOLDERS’ EQUITY

	Yen in millions		U.S. dollars in thousands
	2007
			September 30,
	March 31	September 30	2007
		(Unaudited)	(Unaudited)
Current liabilities:
Short-term borrowings	¥ 78,848	¥ 71,377	$ 618,357
Current portion of long-term debt	3,216	3,159	27,367
Trade notes and accounts payable	117,665	127,446	1,104,098
Other current liabilities	35,640	32,440	281,036

Total current liabilities	235,369	234,422	2,030,858

Long-term liabilities:
Long-term debt	31,560	31,134	269,722
Accrued pension and severance costs	13,013	15,305	132,591
Other long-term liabilities	11,212	12,371	107,173

Total long-term liabilities	55,785	58,810	509,486

Minority interest in consolidated subsidiaries	66,453	70,256	608,646

Contingencies (Note 10)
Shareholders’ equity:
Common stock authorized: 480,000,000 shares in 2007; issued and outstanding: 144,780,492 shares in March and 144,987,492 shares in September	65,868	66,248	573,924
Additional paid-in capital	68,469	68,859	596,543
Retained earnings	160,480	176,232	1,526,743
Accumulated other comprehensive income
Foreign currency translation adjustments	6,874	6,979	60,461
Unrealized gains from securities	3,324	3,238	28,052
Pension liability adjustments	263	243	2,105
Treasury stock, at cost: 44,966 shares in March and 46,793 shares in September	(262)	(275)	(2,382)

Total shareholders’ equity	305,016	321,524	2,785,446

Total liabilities and shareholders’ equity	¥ 662,623	¥ 685,012	$ 5,934,436

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

		Yen in millions		U.S. dollars in thousands
		For the six months ended September 30		For the six months ended September 30,
		2006	2007	2007
	Net sales	¥ 299,837	¥ 362,701	$ 3,142,173

	Operating expenses:
	Cost of products sold	230,075	286,552	2,482,474
	Selling, general and administrative expenses	22,028	26,945	233,432
	Research and development expenses	15,688	15,128	131,058

		267,791	328,625	2,846,964

	Operating income	32,046	34,076	295,209

	Other income (expense):
	Interest and dividend income	1,264	1,541	13,350
	Interest expense	(996)	(1,521)	(13,177)
	Foreign exchange gain (loss), net	695	(1,742)	(15,091)
	Gain from marketable securities, net	253	119	1,031
	Other, net	(601)	(967)	(8,377)

		615	(2,570)	(22,264)

	Income before provision for income taxes	32,661	31,506	272,945
	Provision for income taxes	(7,107)	(8,223)	(71,238)

	Income before minority interest and equity in earnings of affiliated companies	25,554	23,283	201,707
	Minority interest in income of consolidated subsidiaries	4,785	2,901	25,132
	Equity in net (income)/losses of affiliated companies	(7)	25	217

	Net income	¥ 20,776	¥ 20,357	$ 176,358

		Yen		U.S. dollars
	Per share data:
Net income	－ basic	¥ 143.65	¥ 140.50	$ 1.22
	－ diluted	¥ 139.59	¥ 136.66	$ 1.18
	Cash dividends	¥ 20.00	¥ 25.00	$ 0.22

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

AND COMPREHENSIVE INCOME（LOSS）

(Unaudited)

	Yen in millions
	Common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total
	Shares	Amount
Balance at March 31, 2007	144,780,492	¥65,868	¥68,469	¥160,480	¥10,461	¥(262)	¥305,016
Cumulative effect resulting from the adoption of FIN No. 48				(987)			(987)
Comprehensive income:
Net income				20,357			20,357
Other comprehensive income (loss):
Foreign currency translation adjustments					105		105
Unrealized losses on securities, net of reclassification adjustment					(86)		(86)
Pension liability adjustments					(20)		(20)

Total comprehensive income							20,356

Dividends paid				(3,618)			(3,618)
Exercise of stock option	207,000	380	390				770
Purchase of treasury stock						(13)	(13)

Balance at September 30, 2007	144,987,492	¥66,248	¥ 68,859	¥176,232	¥10,460	¥(275)	¥321,524

	U.S. dollars in thousands
	Common Stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total

Balance at March 31, 2007	$570,632	$593,164	$1,390,280	$90,626	$(2,269)	$2,642,433
Cumulative effect resulting from the adoption of FIN No. 48			(8,551)			(8,551)
Comprehensive income:
Net income			176,358			176,358
Other comprehensive income (loss):
Foreign currency translation adjustments				910		910
Unrealized losses on securities, net of reclassification adjustment				(745)		(745)
Pension liability adjustments				(173)		(173)

Total comprehensive income						176,350

Dividends paid			(31,344)			(31,344)
Exercise of stock option	3,292	3,379				6,671
Purchase of treasury stock					(113)	(113)

Balance at September 30, 2007	$573,924	$596,543	$1,526,743	$90,618	$(2,382)	$2,785,446

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the six months ended September 30		For the six months ended September 30,
	2006	2007	2007
Cash flows from operating activities:
Net income	¥ 20,776	¥ 20,357	$ 176,358
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	13,907	18,835	163,172
Gain from marketable securities, net	(253)	(119)	(1,031)
Loss on sales, disposal or impairment of property, plant and equipment	306	786	6,809
Minority interest in income of consolidated subsidiaries	4,785	2,901	25,132
Equity in net (income) loss of affiliated companies	(7)	25	217
Foreign currency adjustments	(132)	314	2,720
Changes in operating assets and liabilities:
Increase in notes and accounts receivable	(11,263)	(10,206)	(88,417)
Increase in inventories	(3,360)	(1,443)	(12,501)
Increase in notes and accounts payable	6,422	4,757	41,211
Other	(1,551)	1,132	9,807

Net cash provided by operating activities	29,630	37,339	323,477

Cash flows from investing activities:
Additions to property, plant and equipment	(22,144)	(19,722)	(170,857)
Proceeds from sales of property, plant and equipment	565	131	1,135
Purchases of marketable securities	(1)	(5)	(43)
Proceeds from sales of marketable securities	378	2,030	17,586
Proceeds from sales of investments in affiliated companies	774	-	-
Acquisitions of consolidated subsidiaries, net of cash acquired	-	(2,618)	(22,680)
Payments for additional investments in subsidiaries	(2,327)	(5,594)	(48,462)
Other	(1,404)	(643)	(5,571)

Net cash used in investing activities	¥ (24,159)	¥ (26,421)	$ (228,892)

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the six months ended September 30		For the six months ended September 30,
	2006	2007	2007
Cash flows from financing activities:
Decrease in short-term borrowings	¥ (14,629)	¥ (13,864)	$ (120,107)
Repayments of long-term debt	(3,431)	(2,142)	(18,557)
Proceeds from issuance of new shares	87	761	6,593
Dividends paid	(2,892)	(3,618)	(31,344)
Other	(832)	(934)	(8,091)

Net cash used in financing activities	(21,697)	(19,797)	(171,506)

Effect of exchange rate changes on cash and cash equivalents	254	(561)	(4,860)

Net decrease in cash and cash equivalents	(15,972)	(9,440)	(81,781)
Cash and cash equivalents at beginning of period	92,079	88,784	769,159

Cash and cash equivalents at end of period	¥ 76,107	¥ 79,344	$ 687,378

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. Basis of preparation:

The accompanying interim condensed consolidated financial statements of NIDEC Corporation (the “Company”, and together with its consolidated subsidiaries, “NIDEC”) have been prepared in accordance with accounting principles generally accepted in the United States. The interim condensed consolidated financial statements are unaudited but include all adjustments, consisting of only normal recurring adjustments, which the Company considers necessary for a fair presentation of the consolidated financial position and the consolidated results of its operations and cash flows. Results for the six months ended September 30, 2007 are not necessarily indicative of results that may be expected for the full year. The consolidated balance sheet at March 31, 2007, has been derived from the audited consolidated financial statements at that date, but does not include all of the information and footnotes required by GAAP for complete financial statements. For further information, refer to the audited consolidated financial statements and footnotes thereto for the year ended March 31, 2007, included on Form 20-F.

U.S. dollar amounts are included solely for the convenience of readers at the rate of ¥115.43= US$1, the approximate current exchange rate at September 30, 2007.

Certain reclassifications in the consolidated statements of income and the consolidated statements of cash flows for the six months ended September 30, 2006 have been made to conform to the presentation used for the six months ended September 30, 2007.

2. Acquisitions:

On April 27, 2007, NIDEC acquired 18,203,000 shares (or, 51.7%) of the common stock in Japan Servo Co., Ltd. (“JSRV”), which manufactures and sells motors and motor applied products. Since NIDEC already owned 1,466 shares of JSRV’s common stock prior to April 27, 2007, total shares and purchase price for JSRV were 18,204,466 and 4,809 million, respectively. NIDEC recognized preliminary goodwill amounting to ¥333 million ($2,885 thousand) as the result of this acquisition.

During the period between April 27, 2007 and September 30, 2007, NIDEC acquired an additional 2,857,000 shares of JSRV’s common stock, increasing its ownership interest in JSRV to 59.8%. As a result, the number of shares of JSRV common stock held by NIDEC as of September 30, 2007 totaled 21,061,466, representing ¥6,329 million ($54,830 thousand) purchase price in total, and recognized preliminary goodwill amounted to ¥1,135 million ($9,833 thousand).

This acquisition is intended to achieve an optimal blend of the technological expertise and production scale that the two companies have developed to date, particularly in the market of small precision motors. The total cost of the acquisition has been allocated to the assets acquired and the liabilities assumed based on their respective fair values in accordance with SFAS 141, “Business Combinations”.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

The value of certain assets and liabilities are based on preliminary management estimation and are subject to adjustment as additional information is obtained: therefore the allocation of the purchase price and the valuation of the assets and liabilities are subject to refinement. Changes to the valuation may result in adjustments to the fair value of certain identifiable intangible assets acquired.

NIDEC has not identified any material unrecorded pre-acquisition contingencies. Prior to the end of the one-year purchase price allocation period, if information becomes available which would indicate it is probable that such events had occurred and the amounts can be reasonably estimated, such items will be included in the final purchase price allocation and may adjust preliminary goodwill.

The following represents the unaudited pro forma results of operations of NIDEC for the six months ended September 30, 2007, as if the acquisition in JSRV had occurred on April 1, 2007. The unaudited pro forma results of operations are presented for comparative purposes only and are not necessarily indicative of the results of operations that may occur in the future or that would have occurred had the acquisition been in effect on the dates indicated.

	Yen in millions	U.S. dollars in thousands
	For the six months ended September 30, 2007 (Unaudited)	For the six months ended September 30, 2007 (Unaudited)

Pro forma net sales	¥ 365,613	$ 3,167,400
Pro forma net income	19,886	172,278

	Yen	U.S. dollars
Pro forma net income per common share
－basic	¥ 137.25	$ 1.19
－diluted	133.50	1.16

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

The assets acquired and liabilities assumed on consolidation are as follows:

	Yen in millions	U.S. dollars in thousands
	For the six months ended September 30, 2007	For the six months ended September 30, 2007
	JSRV
Cash and cash equivalents	¥ 2,190	$ 18,973
Accounts receivable	9,018	78,125
Inventories	4,189	36,290
Other current assets	1,201	10,405
Property, plant and equipment	7,130	61,769
Goodwill	333	2,885
Other non-current assets	1,882	16,305

Total assets acquired	25,943	224,752

Short-term borrowings and current portion of long-term debt	(6,126)	(53,071)
Accounts payable	(4,915)	(42,580)
Other current liabilities	(2,581)	(22,360)
Long-term debt	(619)	(5,363)
Other non-current liabilities	(3,128)	(27,099)

Total liabilities assumed	(17,369)	(150,473)

Minority interest	(3,765)	(32,617)
Purchase price	4,809	41,662
Cash acquired	(2,190)	(18,973)

Net cash paid (acquired)	¥ 2,619	$ 22,689

Additional disclosures related to this acquisition will be included at the year end financial statements.

3. Goodwill and other intangible assets

Goodwill represents the excess of purchase price and related costs over the fair value of net assets of acquired businesses. Under SFAS No. 142 “Goodwill and Other Intangible Assets”, goodwill is not amortized but rather tested annually for impairment. If, between annual tests, an event, which would reduce the fair value below its carrying amount, occurs, NIDEC would recognize an impairment at such time.

NIDEC has completed the impairment test for existing goodwill as required by SFAS No. 142. NIDEC has determined that the fair value of each reporting unit which includes goodwill is in excess of its carrying amount. Accordingly, for the six months ended September 30, 2007, no impairment loss was recorded for goodwill.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

The changes in the carrying amount of goodwill for the six months ended September 30, 2006 and 2007 are as follows:

	Yen in millions		U.S dollars in thousands
	2006	2007	2007

Balance as of April 1	¥ 44,266	¥ 67,780	$ 587,196
Acquired during six months	1,302	3,793	32,859

Balance as of September 30	¥ 45,568	¥ 71,573	$ 620,055

4. Earnings per share:

The table below sets forth a reconciliation of the differences between basic and diluted income per share for the six months ended September 30, 2006 and 2007:

	Yen in millions	Thousands of shares	Yen	U.S. dollars
	Net income	Weighted- average shares	Net income per share	Net income per share
For the six months ended September 30, 2006:
Basic net income per share
Net income available to common shareholders	¥ 20,776	144,632	¥143.65
Effect of dilutive securities
Zero coupon 0.0% convertible bonds	-	4,022
Stock option	-	190
Diluted net income per share
Net income for computation	¥ 20,776	148,844	¥139.59
For the six months ended September 30, 2007:
Basic net income per share
Net income available to common shareholders	¥ 20,357	144,888	¥140.50	$1.22
Effect of dilutive securities
Zero coupon 0.0% convertible bonds	-	4,022
Stock option	-	51
Diluted net income per share
Net income for computation	¥ 20,357	148,961	¥136.66	$1.18

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

5. Summarized income statement information for affiliated companies:

Summarized financial information for affiliated companies accounted for by the equity method is shown below:

	Yen in millions		U.S. dollars in thousands
	For the six months ended September 30		For the six months ended September 30,
	2006	2007	2007
Net revenue	¥ 5,200	¥ 7,580	$ 65,668
Gross profit	¥ 458	¥ 567	$ 4,912
Net income	¥ 76	¥ (75)	$ (650)

6. Pension and severance plans:

The amounts of net periodic benefit cost in pension and severance plans for the six months ended September 30, 2006 and 2007 were as follows:

	Yen in millions		U.S. dollars in thousands
	For the six months ended September 30		For the six months ended September 30,
	2006	2007	2007
Service cost	¥ 402	¥ 611	$ 5,293
Interest cost	165	278	2,408
Expected return on plan assets	(74)	(97)	(840)
Amortization of net actuarial gain	(19)	(2)	(17)
Amortization of prior service credit	(31)	(31)	(269)
Cost for defined contribution plans and others	306	309	2,677

Net periodic pension cost	¥ 749	¥ 1,068	$ 9,252

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

7. Income taxes:

NIDEC is subject to a number of different income taxes, which, in the aggregate, indicate statutory rates in Japan of approximately 41.0% for the six months ended September 30, 2006 and 2007. Reconciliation of the differences between the statutory tax rates and the estimated effective income tax rates are as follows:

	For the six months ended September 30
	2006	2007
Statutory tax rate	41.0%	41.0%
Increase (reduction) in taxes resulting from:
Tax benefit in foreign subsidiaries	(13.3)	(18.4)
Tax on undistributed earnings	0.3	1.6
Valuation allowance	(5.5)	3.0
Other	(0.7)	(1.1)

Estimated effective income tax rate	21.8%	26.1%

The estimated effective income tax rate for the six months ended September 30, 2007 was higher compared to the corresponding prior period. This was mainly due to the net impact of increases in tax benefits in foreign subsidiaries and valuation allowance against the losses of the subsidiaries newly acquired around the end of previous fiscal year.

As a result of adoption of FIN No.48 “Accounting for Uncertainty in Income Taxes” effective April 1, 2007, our retained earnings as of March 31, 2007 decreased by ¥987 million reflecting cumulative effect of this adoption.

8. Stock-based compensation:

On May 14, 2003, the Company’s shareholders approved a stock option plan. Under the plan, executives and certain employees receive options. The number of shares to be issued upon exercise of the options is limited to 296,700 shares of the Company’s common stock. Each option entitles the holder to purchase 100 shares of the Company’s common stock. The options vested at June 30, 2004 and became exercisable for the period from July 1, 2004 to June 30, 2007. The exercise price was determined as ¥7,350 ($63.67) per share of common stock. Options were granted with an exercise price equal to the closing price of the Company’s shares traded on the Osaka Securities Exchange on the grant date.

On November 18, 2005, the Company completed a two-for-one stock split. As a result, the exercise price changed to ¥3,675 ($31.84) per share of common stock. The exercise price is presented by the changed price retroactive to the previous fiscal year in the table below.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

	Number of options	Exercise price (per shares)
Balance at March 31, 2003:
Granted	2,967	¥ 3,675	$ 31.84
Exercised	0	-	-
Canceled	105	3,675	31.84

Balance at March 31, 2004:	2,862	3,675	31.84
Exercised	439	3,675	31.84
Canceled	61	3,675	31.84

Balance at March 31, 2005:	2,362	3,675	31.84
Exercised	606	3,675	31.84
Canceled	-	-	-

Balance at March 31, 2006:	1,756	3,675	31.84
Exercised	596	3,675	31.84
Canceled	-	-	-

Balance at March 31, 2007:	1,160	3,675	31.84
Exercised	1035	3,675	31.84
Canceled	125	¥ 3,675	$ 31.84

Balance at September 30, 2007:	-

The Company used the intrinsic value based method of accounting for stock compensation as prescribed by APB Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations. No stock-based compensation cost was recognized on the date of grant, as the current market price of the underlying stock was equal to the exercise price.

The fair value of option was ¥3,499 ($30.31) per share. The fair value as of the date of grant was estimated using a Black-Scholes option-pricing model with the following assumptions:

	As of May 14, 2003
Risk-free interest rate	0.14%
Expected volatility	64.00%
Expected dividend yield	0.34%
Expected lives	4.13	years

In December 2004, the FASB issued SFAS No. 123R (“SFAS 123R”), revised 2004, “Share-Based Payment.” SFAS 123R requires measurement of compensation cost for all share-based payments (including employee stock options) at fair value for interim or annual periods beginning after June 15, 2005. The Company adopted FAS No. 123R using the modified-prospective transition method beginning April 1, 2006. The adoption of FAS 123R did not have any material impact on our consolidated financial position, consolidated results of operations, or liquidity.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

9. Comprehensive income:

NIDEC’s total comprehensive income (loss) for the six months ended September 30, 2006 and 2007 was as follows:

	Yen in millions		U.S. dollars in thousands
	For the six months ended September 30		For the six months ended September 30,
	2006	2007	2007
Net income	¥ 20,776	¥ 20,357	$ 176,358
Other comprehensive income (loss):
Foreign currency translation adjustments	577	105	910
Unrealized loss on securities, net of reclassification adjustment	(420)	(86)	(745)
Pension liability adjustments	-	(20)	(173)

	157	(1)	(8)

Total comprehensive income	¥ 20,933	¥ 20,356	$ 176,350

10. Contingencies:

Contingent liabilities for guarantees given in the ordinary course of business amounted to approximately ¥283 million ($2,452 thousand) as of September 30, 2007.

NIDEC has guaranteed approximately ¥283 million ($2,452 thousand) of bank loans for employees in connection with their housing costs. If an employee defaults on his/her loan payments, NIDEC would be required to perform under the guarantee.

The undiscounted maximum amount of NIDEC’s obligation to make future payments in the event of defaults is approximately ¥283 million ($2,452 thousand). The current carrying amount of the liabilities for our obligations under the guarantee is zero.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

11. Segment data:

(1) Enterprise-wide information

The following table provides product information for the six months ended September 30, 2006 and 2007:

	Yen in millions		U.S. dollars in thousands
	For the six months ended September 30		For the six months ended September 30,
	2006	2007	2007
Net sales:
Small precision motors
Hard disk drive spindle motors	¥ 93,001	¥ 108,103	$ 936,524
Other small precision brushless DC motors	36,748	45,609	395,123
Brushless DC fans	19,123	24,172	209,408
Other small precision motors *1	3,629	10,423	90,297

Sub total	152,501	188,307	1,631,352
Mid-size motors	22,285	47,673	413,004
Machinery	43,730	34,969	302,946
Electronic and optical components	68,514	79,107	685,324
Others	12,807	12,645	109,547

Consolidated total	¥ 299,837	¥ 362,701	$ 3,142,173

*1 “Small precision brush DC motors” was changed to “Other small precision motors” from the beginning of this year because the diversity of the products increased.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

(2) Operating segment information

We evaluate our financial performance based on segmental profit and loss, which consists of sales and operating revenues less operating expenses. Segmental profit or loss is determined using the accounting principles in the segment’s country of domicile. NIDEC Corporation, or NCJ, Nidec Sankyo Corporation, or NSNK, Nidec Copal Corporation, or NCPL, Nidec Tosok Corporation, or NTSC, Nidec Copal Electronics Corporation, or NCEL, Nidec Shibaura Corporation, or NSBC, Nidec-Shimpo Corporation or NSCJ, and Nidec Nissin Corporation or NNSN apply Japanese GAAP, Nidec Electronics (Thailand) Co., Ltd., or NET, applies Thai accounting principles, Nidec (Zhejiang) Corporation, or NCC and Nidec (Dalian) Limited, or NCD, applies Chinese accounting principles, Nidec Singapore Pte. Ltd., or NCS, applies Singaporean accounting principles, Nidec (H.K.) Co., Ltd., or NCH, applies Hong Kong accounting principles, and Nidec Philippines Corporation, or NCF, applies Philippine accounting principles.

Nidec acquired all of the voting rights of the Motors & Actuators business of Valeo S.A., France (“NMA”) in December 2006, and acquired majority of the voting rights of Japan Servo Co., Ltd. (“JSRV”) in April 2007. As the materiality of these segments increased, NMA has been identified as reportable operating segments since three months ended June 30, 2007 and JSRV has been identified as reportable operating segments since six months ended September 30, 2007. The NMA segment comprises Nidec Motors & Actuators (Germany) GmbH and other subsidiaries in Europe and North America which primarily produce and sell in-car motors. It applies mainly International Financial Reporting Standards (IFRS). The JSRV segment comprises Japan Servo Co., Ltd. in Japan which primarily produces and sells DC motors, fans and other small precision motors. It applies Japanese GAAP.

As a result, our segmental data has not been prepared under U.S. GAAP on a basis that is consistent with our consolidated financial statements or on any other single basis that is consistent between segments. While there are several differences between U.S. GAAP and the underlying accounting principles used by the sixteen operating segments, the principal differences that affect segmental operating profit or loss are accounting for pension and severance costs, directors’ bonuses and leases. We believe that the monthly segmental information is available on a timely basis and that it is sufficiently accurate at the segment profit and loss level for us to manage our business.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

The following tables show revenue from external customers and other financial information by operating segment for the six months ended September 30, 2006 and 2007, respectively:

Business segment

	Yen in millions		U.S. dollars in thousands
	For the six months ended September 30		For the six months ended September 30,
Revenue from external customers:	2006	2007	2007
NCJ	¥42,297	¥47,435	$ 410,942
NET	29,663	43,272	374,877
NCC	7,273	7,397	64,082
NCD	1,952	2,167	18,773
NCS	27,315	21,887	189,613
NCH	15,716	19,102	165,486
NCF	2,555	2,668	23,114
NSNK	35,217	27,753	240,431
NCPL	30,266	31,795	275,448
NTSC	10,879	12,117	104,973
NCEL	10,247	10,270	88,972
JSRV	-	12,130	105,085
NSBC	7,540	8,665	75,067
NSCJ	5,236	5,469	47,379
NMA	-	18,694	161,951
NNSN	5,231	5,178	44,858
All Others	66,207	84,984	736,238

Total	297,594	360,983	3,127,289
Consolidated adjustments related to elimination of intercompany transactions via third party	(186)	(49)	(424)
Others *1	2,429	1,767	15,308

Consolidated total	¥ 299,837	¥ 362,701	¥ 3,142,173

*1 The revenues of subsidiaries not included in management reports due to their immateriality are main components of Others.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the six months ended September 30		For the six months ended September 30,
	2006	2007	2007
Revenue from other operating segments:
NCJ	¥ 46,738	¥ 48,324	$ 418,643
NET	10,569	15,241	132,037
NCC	2,620	4,738	41,047
NCD	24,331	24,073	208,551
NCS	35	89	771
NCH	2,220	1,898	16,443
NCF	20,044	22,017	190,739
NSNK	6,719	6,951	60,218
NCPL	4,571	3,040	26,336
NTSC	208	164	1,421
NCEL	1,512	1,893	16,400
JSRV	-	1,757	15,221
NSBC	1,264	1,796	15,559
NSCJ	1,218	1,252	10,846
NMA	-	40	347
NNSN	386	435	3,769
All Others	99,896	117,888	1,021,293

Total	222,331	251,596	2,179,641
Intersegment elimination	(222,331)	(251,596)	(2,179,641)

Consolidated total	-	-	-

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the six months ended September 30		For the six months ended September 30,
	2006	2007	2007
Segment profit or loss:
NCJ	¥ 5,627	¥ 6,937	$ 60,097
NET	5,291	4,926	42,675
NCC	32	725	6,281
NCD	2,132	2,661	23,053
NCS	821	627	5,432
NCH	185	271	2,348
NCF	1,634	2,376	20,584
NSNK	4,796	2,114	18,314
NCPL	1,643	1,608	13,931
NTSC	760	710	6,151
NCEL	1,576	1,466	12,700
JSRV	-	266	2,304
NSBC	33	(4)	(35)
NSCJ	579	578	5,007
NMA	-	132	1,144
NNSN	252	245	2,122
All Others	6,869	9,980	86,460

Total	32,230	35,618	308,568
U.S. GAAP adjustments to accrue pension and severance costs	(63)	(248)	(2,148)
Consolidation adjustments mainly related to elimination of intercompany profits	217	(1,092)	(9,460)
Reclassification *1	330	1,517	13,142
Others *2	(668)	(1,719)	(14,893)

Consolidated total	¥ 32,046	¥ 34,076	$ 295,209

*1 Some items are reclassified from other expenses (income) and included in operating expenses (income). Reclassification mainly includes the value-added input portion of the enterprise tax inJapan for the period ended September 30, 2006 and gains due to reversal of allowance for doubtful account for the period ended September 30, 2007.

*2 Others mainly includes other U.S. GAAP adjustments for the period ended September 30, 2006 and amortization of capitalized assets related to the business acquisition for the period ended September 30, 2007.